UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

OneConnect Financial Technology Co., Ltd.

(Name of Issuer)

Ordinary Shares, par value US$0.00001 per share

(Title of Class of Securities)

68248T105**

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐                     Rule 13d-1(b)

☐                     Rule 13d-1(c)

☒                  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** This CUSIP applies to the American Depositary Shares (the “ADSs”), evidenced by American Depositary Receipts. Each ADS represents three ordinary shares.  No CUSIP has been assigned to the ordinary shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G/A

CUSIP No. 68248T105

1. Names of Reporting Persons. Bo Yu Limited
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3. SEC Use Only
	4. Citizenship or Place of Organization	British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power

398,700,000 (598,468,050 if including up to 199,768 050 ordinary shares that the Reporting Person has the right to acquire upon the exercise of the Offshore Call Options within 60 days after December 31, 2020. As of the date hereof, the Reporting Person has not acquired any ordinary shares of the Issuer through the exercise of the Offshore Call Options.)

	6. Shared Voting Power	3,000,000 [1]
7. Sole Dispositive Power

398,700,000 (598,468,050 if including up to 199,768 050 ordinary shares that the Reporting Person has the right to acquire upon the exercise of the Offshore Call Options within 60 days after December 31, 2020. As of the date hereof, the Reporting Person has not acquired any ordinary shares of the Issuer through the exercise of the Offshore Call Options.)

	8. Shared Dispositive Power	3,000,000
9. Aggregate Amount Beneficially Owned by Each Reporting Person

401,700,000[2] (601,468,050 if including up to 199,768 050 ordinary shares that the Reporting Person has the right to acquire upon the exercise of the Offshore Call Options within 60 days after December 31, 2020. As of the date hereof, the Reporting Person has not acquired any ordinary shares of the Issuer through the exercise of the Offshore Call Options).

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11. Percent of Class Represented by Amount in Row (9)

34.3%[3] (51.4% if including 17.1% of the Issuer’s outstanding ordinary shares that the Reporting Person has the right to acquire upon the exercise of the Offshore Call Options within 60 days after December 31, 2020. As of the date hereof, the Reporting Person has not acquired any ordinary shares of the Issuer through the exercise of the Offshore Call Options.)

	12. Type of Reporting Person	CO

1  The number of ordinary shares reported by the Reporting Person represents 1,000,000 ADSs, or 3,000,000 ordinary shares held by China Ping An Insurance Overseas (Holding) Limited, a limited liability company incorporated in Hong Kong with its registered business address at Suite 2318, 23rd Floor, Two International Finance Centre, 8 Finance Street, Central, Hong Kong. China Ping An Insurance Overseas (Holding) Limited is a subsidiary of Ping An Insurance (Group) Company of China, Ltd., which ultimately wholly controls Bo Yu Limited. As a result of this arrangement, Bo Yu may be deemed to be the beneficial owner of the 3,000,000 ordinary shares owned by China Ping An Insurance Overseas (Holding) Limited.

2  The ordinary shares reported by Bo Yu Limited include 1) 401,700,000 ordinary shares beneficially owned by Bo Yu Limited, and 2) 199,768,050 ordinary shares that Bo Yu Limited has the right to acquire upon the exercise of the Offshore Call Options within 60 days after December 31, 2020. The Offshore Call Options are granted to Bo Yu Limited by shareholders of Yi Chuan Jian Limited, which is the sole shareholder of Sen Rong Limited, which in turn beneficially owns 17.1% of the Issuer’s ordinary shares. Each shareholder of Yi Chuan Jin Limited—Jie Li and Liang Xu—has granted an option to Bo Yu Limited to purchase up to 100% of his/her shares in Yi Chuan Jin Limited. The Offshore Call Options are exercisable, in whole or in part, during the ten-year period beginning one year after December 12, 2019, the date of the Issuer’s initial public offering. Such ten-year period may be extended by Bo Yu Limited by written notice. As a result, Bo Yu Limited has the right to acquire up to 199,768,050 ordinary shares beneficially owned by Yi Chuan Jin Limited. As of the date hereof, Bo Yu Limited has not acquired any ordinary shares of the Issuer through the exercise of the Offshore Call Options.

3  Percentage of ownership of ordinary shares herein is calculated based on the number of ordinary shares beneficially owned by the Reporting Person divided by a total of 1,169,980,611 ordinary shares of the Issuer outstanding as of December 31, 2020, based on information provided by the Issuer.

CUSIP No. 68248T105

1. Names of Reporting Persons. Ping An Insurance (Group) Company of China, Ltd.
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power

401,700,000 (601,468,050 if including up to 199,768 050 ordinary shares that Bo Yu Limited has the right to acquire upon the exercise of the Offshore Call Options within 60 days after December 31, 2020. As of the date hereof, Bo Yu Limited has not acquired any ordinary shares of the Issuer through the exercise of the Offshore Call Options).

	6. Shared Voting Power	N/A
7. Sole Dispositive Power

401,700,000 (601,468,050 if including up to 199,768 050 ordinary shares that Bo Yu Limited has the right to acquire upon the exercise of the Offshore Call Options within 60 days after December 31, 2020. As of the date hereof, Bo Yu Limited has not acquired any ordinary shares of the Issuer through the exercise of the Offshore Call Options).

	8. Shared Dispositive Power	N/A
9. Aggregate Amount Beneficially Owned by Each Reporting Person

401,700,000 (601,468,050 if including up to 199,768 050 ordinary shares that Bo Yu Limited has the right to acquire upon the exercise of the Offshore Call Options within 60 days after December 31, 2020. As of the date hereof, Bo Yu Limited has not acquired any ordinary shares of the Issuer through the exercise of the Offshore Call Options).

	10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11. Percent of Class Represented by Amount in Row (9)

34.3%[4] (51.4% if including 17.1% of the Issuer’s outstanding ordinary shares that Bo Yu Limited has the right to acquire upon the exercise of the Offshore Call Options within 60 days after December 31, 2020. As of the date hereof, Bo Yu Limited has not acquired any ordinary shares of the Issuer through the exercise of the Offshore Call Options.)

12. Type of Reporting Person HC-CO

4  Percentage of ownership of ordinary shares herein is calculated based on the number of ordinary shares beneficially owned by the Reporting Person divided by a total of 1,169,980,611 ordinary shares of the Issuer outstanding as of December 31, 2020, based on information provided by the Issuer.

Schedule 13G/A

CUSIP 68248T105

ITEM 1.

(a)          Name of Issuer: OneConnect Financial Technology Co., Ltd.

(b)         Address of Issuer’s Principal Executive Offices: 55F, Ping An Financial Center, No. 5033 Yitian Road, Futian District, Shenzhen, Guangdong, People’s Republic of China.

ITEM 2.

(a)    Name of Person Filing:

Bo Yu Limited

Ping An Insurance (Group) Company of China, Ltd.

(b)   Address of Principal Business Office, or if None, Residence:

Bo Yu Limited: Maples Corporate Services (BVI) Limited, Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.

Ping An Insurance (Group) Company of China, Ltd.: Ping An Finance Building, No. 1333 Lujiazui Ring Road, Pudong New District, Shanghai, People’s Republic of China.

(c)    Citizenship:

Bo Yu Limited: British Virgin Islands

Ping An Insurance (Group) Company of China, Ltd.: People’s Republic of China

(d) Title of Class of Securities: ordinary shares, par value US$0.00001 per share, of the Issuer

(e)    CUSIP Number: 68248T105

CUSIP number 68248T105 has been assigned to the ADSs of the Issuer. Each ADS represents three ordinary shares of the Issuer.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a8).
(e)	☐	An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Not Applicable

ITEM 4. OWNERSHIP.

(a)	Amount beneficially owned:

See the response to Item 9 on the attached cover pages.

(b)	Percentage of class:

See the responses to Item 11 on the attached cover pages.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See the responses to Item 5 on the attached cover pages.

(ii)	Shared power to vote or to direct the vote:

See the responses to Item 6 on the attached cover pages.

(iii)	Sole power to dispose or to direct the disposition of:

See the responses to Item 7 on the attached cover pages.

(iv)	Shared power to vote or to direct the disposition of:

See the responses to Item 8 on the attached cover pages.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

See Exhibit 99.2

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2021

Bo Yu Limited
	By:	/s/ Shan Hu
Name: Shan Hu
Title: Director

Ping An Insurance (Group) Company of China, Ltd.

	By:	/s/ Mingzhe Ma
Name: Mingzhe Ma
Title: Legal Representative

Exhibit Index

Exhibit No.	Exhibit
99.1	Joint Filing Agreement
99.2	Item 7 Information